June 27, 2007

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attention: Jeffrey Riedler and Sonia Barros, Division of Corporate Finance

Re:	Targanta Therapeutics Corporation
Registration Statement on Form S-1
Filed May 11, 2007
File No. 333-142842

Ladies and Gentlemen:

On behalf of Targanta Therapeutics Corporation (“Targanta” or the “Company”), we are submitting this letter in response to your comment letter dated June 6, 2007 with respect to Targanta’s Registration Statement on Form S-1 (the “Registration Statement”), which is referenced above. Filed herewith via EDGAR is Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For your convenience, we will supplementally provide the Staff via overnight courier four copies of Amendment No. 1, which has been marked to show changes from the Registration Statement.

The responses and supplementary information set forth below have been organized in the same manner in which the Staff’s comments were organized and all page references in the Company’s responses are to Amendment No. 1 as marked.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Stock-based Compensation, page 56

1.	Since you have not disclosed an estimated offering price, we are deferring a final evaluation of stock compensation and other costs recognized until the estimated offering price is specified. We may have further comments in this regard after reviewing your response and when the amendment containing that information is filed. We do however note your disclosures regarding how the board of directors determined the fair value of your common stock. In order for us to fully understand the fair values reflected in your financial statements please expand your chronological schedule to include all equity instruments issued since January 1, 2006 through the date of your response. Also expand the chronological schedule for the following information separately for each equity issuance:

a.	Management’s fair market value per share estimate and how the estimate was made;

b.	An explanation of how the fair value of the convertible preferred stock and common stock relate, given the applicable conversion ratios;

c.	The identity of the recipient, indicating if the recipient was a related party;

d.	Nature and terms of concurrent transactions; and

e.	The amount of any compensation or interest expense element.

RESPONSE: In response to the Staff’s request for further information, the Company has expanded its disclosure in Amendment No. 1. The Company also understands that the Staff may have further comments on these matters once pricing information is included in the Registration Statement.

Financial Statements, page F-3

2.	Please update your financial statements to include the most recent interim period in accordance with Rule 3-12 of Regulation S-X.

Securities and Exchange Commission

June 27, 2007

RESPONSE: The Company has made the appropriate updates to the financial statements included in Amendment No. 1.

Notes to Consolidated Financial Statements, page F-9

Note 7. Patent Costs, page F-23

3.	Please describe to us the types of patents purchased, how you use them in your operations and your rational for charging patent costs to general and administrative expenses. Considering your research and development activities it would seem that patent costs would be charged to research and development expense.

RESPONSE: The Company has not purchased any of the patents to which it holds rights. Instead, the Company has either in-licensed or discovered internally the intellectual property that is the subject matter of the patents it owns or licenses. The Company hires outside law firms to maintain and prosecute its patent estate and expects to incur legal expenses related to the maintenance of its patent estate for the foreseeable future. The Company follows the guidance included in Statement of Financial Accounting Standards No. 2, Accounting for Research and Development Costs (“SFAS No. 2”), in determining the proper classification of research and development expenses. Paragraph 10 of SFAS No. 2 states that legal expenses incurred in connection with patent applications or patent litigation, as well as legal expenses incurred in connection with the acquisition, sale or license of patents, are typically excluded from research and development expense and instead charged to general and administrative expense. In addition, the Company believes that this approach is consistent with the approach taken by the majority of its peers in the biotechnology sector who also charge patent costs to general and administrative expense.

Note 9. Convertible Debt, page F-24

4.	It appears that your first and second tranche convertible notes are convertible into a variable number of preferred stock shares. Please disclose the conversion terms for the convertible note contracts. Please provide us with your analysis of how you determined the contract is a debt with a beneficial conversion feature and what consideration was given to bifurcating the embedded derivative from the debt contract. Also, provide us with your analysis of this contract under SFAS 133 and EITF 00-19.

RESPONSE: The Company advises the Staff that it has disclosed the conversion terms of the first and second tranche convertible notes (the “Convertible Notes”) in Note 9 to its consolidated financial statements (commencing on page F-28 of Amendment No. 1). The relevant portions of that disclosure are included below for your reference:

The Convertible Notes automatically convert into equity securities to be issued by the Company during the next round of third party financing in which the Company receives gross proceeds of at least $10.0 million, the terms of which will be determined at such time the financing occurs. Holders of the First Tranche Convertible Notes are entitled to convert their notes at a 50% discount to the per share price paid in the third party financing. Holders of the Second Tranche Convertible Notes are entitled to convert their notes at the per share price paid in the third party financing. At the option of the holders, the Convertible Notes are convertible into shares of Series B Redeemable Convertible Preferred Stock at any time prior to redemption or mandatory conversion at the original Series B Redeemable Convertible Preferred Stock issue price.

In concluding on the appropriate accounting treatment for the Convertible Notes, the Company considered whether it was appropriate to bifurcate an embedded derivative under EITF 00-19 and SFAS No. 133. The Company’s analysis follows:

The Company acknowledged that convertible debt instruments must first be analyzed to determine if there is an embedded derivative that would meet the criteria of Statement of Financial Accounting Standards No.133 (“SFAS No. 133”), Accounting for Derivative Instruments and Hedging Activities, for which bifurcation and separate accounting may be required. If the embedded call option is an embedded derivative, it is accounted for under SFAS No. 133. If not, Accounting Principles Board Opinion No. 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants, is applied.

Securities and Exchange Commission

June 27, 2007

One of the three tests to be met in SFAS No. 133 for a convertible debt instrument to be classified as an embedded derivative is that “a separate instrument with the same terms as the embedded derivative instrument would, pursuant to paragraphs 6-11, be a derivative instrument subject to the requirements of this Statement.” The scope exceptions in paragraph 6-11 indicate that “contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position if issued as a separate instrument” are not considered to be derivative instruments under SFAS No. 133.

The Convertible Notes are indexed to the Company’s own stock. Emerging Issues Task Force 00-19, Accounting For Derivative Financial Instruments Indexed to, and Potentially Settled in, A Company’s Own Stock (“EITF 00-19”), provides guidance to determine if the Convertible Notes are classified in stockholders’ equity. To be classified in equity, the written call option must comply with all of the requirements of EITF 00-19. The Company’s analysis of these requirements follows:

EITF 00-19 Requirements

Under EITF 00-19, all of the following conditions must be met for a convertible debt instrument to be classified as equity and excluded from the scope of SFAS No. 133, which could require bifurcation of an embedded derivative from the debt contract and classification as a liability on the balance sheet:

1.	The contract permits the company to settle in unregistered shares.

As noted above, the Convertible Notes are convertible into equity securities to be issued by the Company during the next round of third party financing or, at the option of the holders, are convertible into shares of Series B Redeemable Convertible Preferred Stock at any time prior to redemption or mandatory conversion. The securities to be issued by the Company during the next round of third party financing and the Series B Redeemable Convertible Preferred Stock are unregistered shares.

2.	The Company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

At December 31, 2005, the maximum amount of shares to be issued upon conversion of the Convertible Notes, assuming that the outstanding principal and accrued interest under the Convertible Notes were to be converted at maturity, was approximately 63,188 shares of Series B Redeemable Convertible Preferred Stock.

At December 31, 2006, the maximum amount of shares that would have been issued upon conversion of the Convertible Notes, assuming that the outstanding principal and accrued interest under the Convertible Notes was converted on June 30, 2007 (as described below, ultimately the implied maturity date of the Convertible Notes), was approximately 66,421 shares of Series B Redeemable Convertible Preferred Stock.

In December 2006, in conjunction with the issuance by the Company and its Ontario subsidiary of convertible debentures (the “Convertible Debentures”) as disclosed in Note 9 to the consolidated financial statements, the holders of the Convertible Notes and the holders of the Convertible Debentures entered into an Intercreditor Agreement, dated December 7, 2006, whereby the Company was prohibited from making any payment on the Convertible Notes (other than by conversion into Series B Redeemable Convertible Preferred Stock) until such time as it had satisfied in full the obligations arising in respect of the Convertible Debentures, which notes were scheduled to mature on June 30, 2007. As a result, the implicit maturity date of the Convertible Notes was extended to June 30, 2007.

Securities and Exchange Commission

June 27, 2007

As of December 31, 2005, the Company had 333,333 shares of Series B Redeemable Convertible Preferred Stock authorized, 115,169 shares issued, approximately 16,153 shares reserved for payment of the accumulated dividend and 7,323 shares reserved for issuance under a warrant (including shares for the accumulated dividend on that warrant) granted in conjunction with the IQ Loan Facility (as defined in the Registration Statement).

As of December 31, 2006, the Company had 455,333 shares of Series B Redeemable Convertible Preferred Stock authorized, 115,169 shares issued, approximately 25,575 shares reserved for payment of the accumulated dividend, 114,601 shares reserved for the conversion of the Convertible Debentures, and 7,873 shares reserved for issuance under a warrant (including shares for the accumulated dividend on this warrant) granted in conjunction with the IQ Loan Facility.

Therefore, excluding outstanding shares and shares reserved for issuance, the Company had approximately 194,688 shares of Series B Redeemable Convertible Preferred Stock available as of December 31, 2005 and approximately 192,115 shares of Series B Redeemable Convertible Preferred Stock available as of December 31, 2006 to satisfy the conversion of the Convertible Notes. Based upon this calculation, the Company had a sufficient number of shares available to settle the conversion of debt as of the respective assessment dates.

3.	The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

The Convertible Notes are convertible into a fixed number of shares based on the fixed interest rate and conversion price. The interest rate for the Convertible Notes is fixed at 8% and the conversion price is fixed at $199.50 per share. Changes in the number of shares due to additional interest expense resulting from an extended maturity date are within the Company’s control and the revised number of shares were analyzed under this requirement as of December 31, 2006. Therefore, there is an explicit limit on the number of shares to be delivered in a share settlement and net share settlement is within the control of the Company.

4.	There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.

Since the Convertible Notes were to be settled in unregistered shares, there were to be no required cash payments in the event the Company failed to make timely filings with the SEC.

5.	There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).

The Convertible Notes do not contain any “top-off” or “make-whole” provisions of this type.

6.	The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

The Company was entitled to elect to satisfy its obligation under the Convertible Notes and the Convertible Debentures by delivery of shares in all cases.

7.	There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

There were no such provisions in the Convertible Notes.

8.	There is no requirement in the contract to post collateral at any point or for any reason.

There are no such requirements in the Convertible Notes.

Securities and Exchange Commission

June 27, 2007

Based on analysis above, under the terms of the Convertible Notes, the Company has concluded that the conversion option qualifies for equity treatment under EITF 00-19 and therefore the embedded derivative does not require bifurcation and separate accounting as a derivative instrument under SFAS No. 133. As a result, the Company concluded that the Convertible Notes represent convertible debt with a beneficial conversion feature as disclosed in Note 9 to its consolidated financial statements.

Note 19. May 2007 Equity Grants

5.	Disclose how you will account for the May 2007 grants and the amount of compensation expense to be recognized, if any. Clarify how 1.8 million options can replace the 43,234 options to be cancelled. Also, clarify how the 1.8 million options can be granted under the 2005 plan when only 5,989 shares are available as disclosed at the bottom of page F-33.

RESPONSE: In response to the Staff’s comment, the Company notes that in connection with the Series C Financing, on January 31, 2007, the number of shares reserved for grant under the Company’s Amended and Restated 2005 Stock Option Plan was increased to 2,051,749 shares. The stock options granted on May 8, 2007, exercisable for up to 1.8 million shares of the Company’s common stock, were granted out of this increased pool of shares. The increase in the number of shares authorized for issuance under the Amended and Restated 2005 Stock Plan is now reflected in Note 14 to the Consolidated Financial Statements on page F-41.

The Company also draws the Staff’s attention to the fact that, in connection with the Series C Financing, the Company effected a 1:150 reverse stock split. As a result, the number of shares potentially exercisable under outstanding options was substantially diminished. As a result, the number of replacement stock options granted did not correlate on a 1:1 basis with the number of previously granted stock options. The Compensation Committee of the Company’s Board of Directors determined the size of the stock option grant on May 8, 2007 based on the appropriate size of individual stock option grants (on a post-split basis) for the employees and directors of the Company and its two Canadian subsidiaries.

The Company has disclosed how it will account for the May 2007 stock option grants and the amount of compensation expense it expects to record regarding these stock options in Note 19 to the consolidated financial statements included in Amendment No. 1.

Supplemental Information

In addition, the Company draws your attention to the fact that, subsequent to the filing of the initial Registration Statement, the Company has restated certain of its financial statements in connection with its accounting for its Canadian Part VI.I tax liability. This restatement is further described in Note 2 to the Company’s consolidated financial statements included within Amendment No. 1.

On a supplemental basis, the Company informs the Staff that under the Canadian Tax Act, a Canadian company, or, in the Company’s case, its Canadian subsidiaries, creates a tax obligation pursuant to Part VI.I upon the payment of dividends to shareholders holding taxable preferred shares. On January 31, 2007, the Company’s subsidiaries issued Class B Exchangeable Shares (considered taxable preferred shares for purposes of the Canadian Tax Act) as payment of an accrued dividend on Class B Exchangeable Shares issued as far back as 2002. Targanta’s Canadian subsidiaries erroneously calculated the amount of the liability as a result of accruing the Part VI.I tax on all dividends, including dividends that were in fact paid by the Company to certain holders of Series B preferred stock that are not subject to this tax obligation. In addition, as the Class B Exchangeable Shares previously issued by Targanta’s Canadian subsidiaries carried an accruing, cumulative dividend, from the date of original issuance of these shares, Targanta’s Canadian subsidiaries accrued for this future tax liability with a charge to additional paid-in-capital in the equity section of its balance sheet.

Securities and Exchange Commission

June 27, 2007

Subsequent to the completion of the Company’s consolidated financial statements as of and for the year ended December 31, 2006, the Company determined that Emerging Issues Task Force Issue No. 95-9, Accounting for Tax Effects of Dividends in France in Accordance with FASB Statement No. 109 (“EITF 95-9”), should be considered in determining the appropriate accounting treatment for Canadian Part VI.I tax issues. EITF 95-9 describes the French income tax structure and addresses the issue of whether a tax that is assessed on a corporation based on dividends distributed, such as the French “precompte” tax, should be recorded as an increase in income tax expense or considered to be in effect a withholding of tax for the recipient of the dividend and recorded in equity as part of the dividend paid to shareholders.

The Task Force reached a consensus that a tax that is assessed on that corporation based on dividends distributed is, in effect, a withholding tax for the benefit of recipients of the dividend and should be recorded in equity as part of the dividend distribution in that corporation’s separate financial statements if both of the following conditions are met:

1.	The tax is payable by the corporation if and only if a dividend is distributed to shareholders. The tax does not reduce future income taxes the corporation would otherwise pay.

2.	Shareholders receiving the dividend are entitled to a tax credit at least equal to the tax paid by the corporation and that credit is realizable either as a refund or as a reduction of taxes otherwise due, regardless of the tax status of the shareholders.

When considering the aspects of the Canadian Part VI.I tax in relation to the above criteria:

1.	While Part VI.I tax is payable by the corporation if and only if a dividend is distributed to shareholders, a deduction (not necessarily equal to Part VI.I tax paid) is granted to the corporation to shelter existing or future taxable income, and would therefore reduce future income taxes the corporation would otherwise pay.

2.	Shareholders receiving the dividend are not entitled to a tax credit at least equal to the tax paid by the corporation (this is strictly a tax on dividends paid by the Canadian corporations on taxable preferred shares).

Given the Canadian tax structure is different than the French tax structure, Canadian Part VI.I tax would never meet the above criteria since it is not considered to be a “withholding tax.” Therefore, the accrued amounts for the Part VI.I tax liability should be accounted for as income tax expense on Targanta subsidiaries’ (and the Company’s consolidated) statement of operations. The balance sheet should reflect a deferred tax liability until an actual dividend is payable.

As a result of the information gathered above, the Company determined that a restatement of the financial statements previously filed in the initial Registration Statement was required. Consequently, within the financial statements included in Amendment No. 1, the Part VI.I tax liability is presented in income tax expense in the statement of operations and as (1) a long-term deferred tax liability in the balance sheet as of December 31, 2005, (2) a current deferred tax liability the balance sheet as of December 31, 2006 (as the January 2007 dividend payment was then both planned and probable), and (3) a current tax liability in the balance sheet as of March 31, 2007.

*****

Securities and Exchange Commission

June 27, 2007

Please direct and general questions or comments concerning this letter, and any requests for additional information, to the undersigned at (617) 248-5087, or, in my absence, Lee S. Feldman at (617) 248-4053. Thank you.

Sincerely,

/s/ William B. Asher, Jr.

William B. Asher, Jr.

Cc:	Mark Leuchtenberger, Targanta Therapeutics Corporation
George Eldridge, Targanta Therapeutics Corporation
Lee Feldman, Choate, Hall & Stewart LLP
Jolie Siegel, Choate, Hall & Stewart LLP